UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-36907

Hailiang Education Group Inc.

1508 Binsheng RD,

Binjiang District, Hangzhou City,

Zhejiang, China 310052

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On May 18, 2020, Mr. Ming Wang, notified Hailiang Education Group Inc. (the “Company”) of his desire to retire and resign as the chairman and a member of the Board of Directors (the “Board”) and as the chief executive officer of the Company. Mr. Wang will continue in his role through June 23, 2020 after the adjournment of the Company’s annual general meeting of shareholders (the “AGM”).

On May 18, 2020, the Company’s Corporate Governance and Nominating Committee nominated Mr. Junwei Chen to serve as a member of the Board, subject to the election and approval of the shareholders at the AGM. Additionally, the Board appointed Mr. Junwei Chen as the new chief executive officer of the Company. Mr. Junwei Chen will take office in his capacity as Board member and chief executive officer of the Company immediately upon the departure of Mr. Ming Wang, on June 23, 2020.

Mr. Junwei Chen, age 28, has served as the president of Hailiang Education Management Group Co., Ltd. since March 2019 and as the vice president of Hailiang Group Co., Ltd. since January 2019. He is one of the youngest executives serving in Fortune Global 500 companies. Mr. Chen received a doctorate degree in Energy and Resource Engineering from Peking University in 2019. While pursuing his doctorate degree, he served as the 38th president of the postgraduate student union, and organized many social undertakings, including the Peking University Doctoral Services Group. He was invited to the Great Hall of the People to receive commendation for his active participation in poverty alleviation. Mr. Chen holds multiple patents and has published several influential academic papers in international journals.

Other Events.

The Company will hold its AGM on June 23, 2020 at 10 a.m. (China Standard Time). A Notice of Annual General Meeting and Proxy Statement, a form of Proxy Card, a Depositary Notice to holders of American Depositary Shares and a form of registered proxy card for holders of American Depositary Shares are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hailiang Education Group Inc.

Date: May 18, 2020	By:	/s/ Ming Wang
	Name:	Ming Wang
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	2020 Notice of Annual General Meeting and Proxy Statement

99.2	Form of 2020 Proxy Card

99.3	Depositary Notice to holders of American Depositary Shares

99.4	Form of registered proxy card for holders of American Depositary Shares

99.5	Press Release